BofA Securities, Inc.

One Bryant Park

New York, NY 10036

Piper Sandler & Co.

U.S. Bancorp Center

800 Nicollet Mall, Suite 1000

Minneapolis, MN 55402

Leerink Partners LLC

1301 Avenue of the Americas, 5th Floor

New York, NY 10019

January 28, 2025

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana, Lauren Nguyen, Julie Sherman and Jeanne Baker

Re: Beta Bionics, Inc.

Registration Statement on Form S-1, as amended

Filed January 23, 2025

File No. 333-284147

Acceleration Request

Requested Date: January 29, 2025

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Beta Bionics, Inc., a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on January 29, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Cooley LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and we have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours,

BofA Securities, Inc.
Piper Sandler & Co.
Leerink Partners LLC,

As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ Patrick Morley
Name:	Patrick Morley
Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]